UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Liquidia Technologies, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

53635D202

(CUSIP Number)

July 30, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 53635D202		Schcdule l3G

1	Names of Reporting Persons Xeraya LT Ltd

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,400,388

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,400,388

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,388

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 9.1%

12	Type of Reporting Person CO

CUSIP No. 53635D202		Schcdule l3G

1	Names of Reporting Persons Pulau Manukan Venturcs Labuan Ltd.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Labuan, Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,400,388

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,400,388

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,388

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 9.1%

12	Type of Reporting Person CO

CUSIP No. 53635D202		Schcdule l3G

1	Names of Reporting Persons Fares Zahir

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizen or Place of Organization Malaysian

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 1,400,388

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 1,400,388

9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,400,388

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 9.1%

12	Type of Reporting Person IN

CUSIP No. 53635D202	Schcdule l3G

Item 1.
	(a)	Name of Issuer: Liquidia Technologies, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 419 Davis Drive, Suite 100 Morrisville, North Carolina 27560

Item 2.
(a)

Name of Person Filing:
Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons”.

This statement is filed on behalf of:
Xeraya LT Ltd (“Xeraya LT”)
Pulau Manukan Ventures Labuan Ltd. (“PMVL”)
Fares Zahir

	(b)	Address of Principal Business Office: The address for each of the Reporting Persons is c/o Xeraya Capital Sdn Bhd, 26.03-26.08, Level 26, G Tower, 199 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia.
	(c)	Citizenship of each Reporting Person is: Xeraya LT is organized under the laws of the Cayman Islands Fares Zahir holds Malaysian citizenship PMVL is organized under the laws of Labuan, Malaysia
	(d)	Title of Class of Securities: Common Stock, $0.001 par value
	(e)	CUSIP Number: 53635D202

Item 3.
Not applicable

CUSIP No. 53635D202	Schcdule l3G

Item 4.	Ownership

Ownership (a-c)
The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of the date hereof, based upon 15,431,950 shares of Common Stock outstanding as of August 14, 2018.

					Sole	Shared
			Sole		power to	power to
			power	Shared	dispose or	dispose or
			to vote	power to	to direct	to direct
	Amount		or to	vote or to	the	the
	beneficially	Percent	direct	direct the	disposition	disposition
Reporting Persons	owned	of class:	the vote:	vote:	of:	of:
Xeraya LT Ltd (“Xeraya LT”)	1,400,388	9.1%	0	1,400,388	0	1,400,388
Pulau Manukan Ventures Labuan Ltd (“PMVL”)	1,400,388	9.1%	0	1,400,388	0	1,400,388
Fares Zahir	1,400,388	9.1%	0	1,400,388	0	1,400,388

Xeraya LT is the record holder of the shares reported herein. PMVL is the holding company of Xeraya LT and may therefore be deemed to share beneficial ownership of the shares reported herein. Fares Zahir is a director of Xeraya LT and has sole voting and dispositive power with respect to the securities held by Xeraya LT and may therefore be deemed to share beneficial ownership of the shares reported herein.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

CUSIP No. 53635D202	Schcdule l3G

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 6, 2018

Xeraya LT Ltd

/s/ Fares Zahir
Authorised Signatory

Pulau Manukan Ventures Labuan Ltd.

/s/ Fares Zahir
Authorised Signatory

/s/ Fares Zahir
Fares Zahir

CUSIP No. 53635D202	Schcdule l3G

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement